SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 2

MMA Capital Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55315D105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 55315D105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐	(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 331,035
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 331,035
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,035
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This (this “Schedule 13G”) relates to shares of Common Shares, no par value (the “Common Stock”), of MMA Capital Holdings, Inc, a Delaware corporation (the “Issuer”), and is being filed by Michael L. Falcone (referred to herein as the “Reporting Person”).

Item 1(a)      Name of Issuer.

MMA Capital Holdings, Inc.

Item 1(b)      Address of Issuer’s Principal Executive Offices.

3600 O’Donnell Street, Suite 600

Baltimore, Maryland 21224

Item 2(a)      Name of Person Filing.

Michael L. Falcone

Item 2(b)      Address of Principal Business Office, or, if none, Residence.

c/o MMA Capital Holdings, Inc.
3600 O’Donnell Street, Suite 600
Baltimore, Maryland 21224

Item 2(c)       Citizenship or Place of Organization.

Mr. Falcone is a United States citizen.

Item 2(d)      Title of Class of Securities.

Common Shares, no par value (the “Common Stock”).

Item 2(e)       CUSIP Number.

55315D105

Item 3           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4           Ownership.

(a)     The Reporting Person is deemed the beneficial owner of 331,035 shares of Common Stock.

Item 5           Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6           Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7           Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8           Identification and Classification of Members of the Group.

Inapplicable.

Item 9           Notice of Dissolution of Group.

Inapplicable.

Item 10         Certification.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

/s/ Michael L. Falcone
Michael L. Falcone